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F. Kyle Longhofer
Partner

March 3, 2010

Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:	Exousia Advanced Materials, Inc.
Preliminary Proxy Statement of Schedule 14A
Commission File No. 000-51381

Ladies and Gentlemen:

On behalf of Exousia Advanced Materials Inc (the "Company"), please find a clean and redlined version of the Preliminary Proxy Statement on Schedule 14A for the Company.

The revised Preliminary Proxy Statement reflects changes made in response to the comment letter, dated February 26, 2010, from the staff (the "Staff") of the Commission (the "Comment Letter") and other updating changes.  The Preliminary Proxy Statement has been marked to show the changes from the Preliminary Proxy Statement initially filed with the Commission on January 15, 2010.

For the convenience of the Staff, we have reprinted the Staff's comments below, using the numbering used in the Comment Letter, and then we have inserted the Company's responses immediately following each comment.

General

1.
We note your response and revised disclosure in response to comment one of our letter dated February 11, 2010. Please provide us supplementally with a legal analysis of the basis upon which you concluded that the merger agreement with Evergreen and the issuance of Series A Preferred Stock to the Evergreen shareholders was not subject to approval by the company's shareholders. Please ensure that in your analysis you discuss the applicable provisions of your articles of incorporation and the Texas Business Organization Code with respect to the approval of the merger transaction and the issuance of Series A Preferred Stock.

Response:

Neither consummation of the merger nor the issuance of the Series A Preferred Stock required shareholder approval under either Texas or Delaware law.

The  Merger was between Exousia Merger Subsidiary I, Inc. , a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub") and Evergreen Global Investments Ltd, a Delaware corporation (“Evergreen”) pursuant to the terms of an Agreement and Plan of Merger dated and effective December 31, 2009 (the "Merger Agreement").  Pursuant to the Merger Agreement, Merger Sub merged with and into Evergreen (the "Merger"). As a result of the Merger, the separate corporate existence of Merger Sub ceased and Evergreen continued as the surviving corporation and as a wholly owned subsidiary of Exousia. The Merger Sub is a Delaware corporation and Section 251 of the Delaware General Corporation Law does not require that shareholders of the parent of a Delaware corporation approve a merger of such corporation.  The sole shareholder of the Merger Sub was the Company and the board of directors of the Company approved the Merger as the sole shareholder of the Merger Sub on December 31, 2009.  Section 21.452 of the Texas Business Organization Code ("TBOC") does not require that the shareholders of a corporation approve any mergers engaged in by a subsidiary of such corporation.   Under both Texas and Delaware law, the approval of the shareholders of the Company was not required for the Merger.

The Series A Preferred Stock was established by the Board of Directors of the Company pursuant to Sections 21.155 and 2.156 of the TBOC.  Under the TBOC, the Board of Directors has the sole authority for the establishing the terms of and creating a series of preferred stock.  Under Section 21.158 of the TBOC, the Board of Directors of a Texas corporation is solely responsible for the issuance of stock.  Here the Board of Directors of the Company approved the issuance of the shares of the Series A Preferred Stock pursuant to the Merger Agreement at a meeting of the Board of Directors on December 31, 2009.   Under Texas law, the shareholders of a Texas corporation do not have the right to approve or vote on the issuance of shares of stock by the Board of Directors of such corporation.

Reasons for Amendment, page 5

2.
Section 4(a) of the Certification of Designation and Preferences of Series A Convertible Preferred Stock (Exhibit 3.1 to Form 8-K filed on January 13, 2010) provides that when the company's articles of incorporation are amended to provide for sufficient additional shares of authorized common stock, each share of Series A Preferred Stock which is then outstanding "shall be automatically converted into fully paid and nonassessable shares" of common stock. We further note that out of 250 million shares subject to the share increase, over 204 million shares will be used for the conversion of Series A Preferred Stock. As such, it appears that the increase in the number of authorized shares of common stock is substantially related to the change in control transaction. In accordance with Item 11(e) of Schedule 14A, in your next amendment please include or incorporate by reference information required by Item 13(a) of Schedule 14A. To the extent that you do not comply with the terms of Rule 8-0S(b) of Regulation S-X, please ensure that you include updated financial statements.

Response

The Company disagrees with the conclusion that that Authorized Share Amendment Proposal is substantially related to a change of control transaction.  On July 28, 2009, at a meeting of the Company’s Board of Directors, a resolution was unanimously passed to increase the authorized shares of Common Stock to 200,000,000 shares. The initial decision to seek to increase the number of shares of authorized Common Stock was of course well in advance of the Merger and well in advance of any discussions of the Merger. The actions contemplated in the Schedule 14A is based on the resolution of the Board at that July 28, 2009 meeting as well as subsequent board action.    Prior to the Commission's Comment Letter, the Company had been discussing changing the Authorized Share Amendment Proposal to provide for 400,000,000 shares of authorized Common Stock to provide for future corporate actions without the need for another shareholder meeting.   The next amendment of the Schedule 14A would reflect an amendment to seek the authorization of 400,000,000 shares of Common Stock instead of 350,000,000 shares of Common Stock.

At the time of the execution of the Merger Agreement, the Company was out of Common Stock in that 100,000,000 shares of Common Stock had either been issued or reserved for issuance by the Company. As noted above, the Company was contemplating seeking approval of the increase the number of authorized shares of Common Stock prior to the merger transaction with Evergreen.   At the time of the execution of the Merger Agreement, the only shares of capital stock available to the Company were the 10,000,000 shares of blank checked preferred stock which share were issued due to the Merger.   Due to a lack of any other capital stock to effectuate the Merger, the Series A Preferred Stock were issued pursuant to the Merger Agreement.  With or without the issuance of the Series A Preferred Stock or the Merger transaction, the Company would have to submitted a proposal to its shareholders to amend its certificate of formation to provide for additional shares of Common Stock.

The Series A Preferred Stock were issued to the former shareholder of Evergreen as part of the merger transaction.  The creation of the Series A Preferred Stock and the issuance of the Series A Preferred Stock was not conditioned or subject to the vote of the shareholders of the Company.  Under Texas and Delaware law, the approval of the Company's shareholders was not required for either (i) the creation and issuance of the Series A Preferred Stock or (ii) the consummation of the Merger.  The automatic conversion provision in the Certificate of Designation for the Series A Preferred Stock was solely to provide for the orderly conversion of the Series A Preferred Stock so that the Company would have Preferred Stock available for re-issuance.

There were no agreements concerning the Authorized Share Amendment Proposal with Evergreen or any of the stockholders of Evergreen.   The only reason for the automatic conversion of the Series A Preferred Stock to Common Stock was to allow the Company to retire the Series A Preferred Stock so that such stock would be available to the Company for future transactions.  There was no intent to link the authorization of additional shares of Common Stock to the Merger transaction.  The Company has discussed this issue with the holders of the Series A Preferred Stock and both the Company and the holders of the Series A Preferred Stock would be happy to remove the automatic conversion provision and to provide that the holder of the Series A Preferred Stock may convert their shares of Series A Preferred Stock to Common Stock at any time after there are sufficient authorized shares available.

The Commission's concern about the number of shares of Common Stock being used by the conversion of the Series A Preferred stock is misplaced. The company has determined that additional shares of common stock may be needed and so the next schedule 14a will reflect that the authorized share amendment proposal will provide for an additional 300,000,000 shares of common stock which together with the 10,000,000 shares of blank check preferred stock should be sufficient.

Again, the Company strongly disagrees with the Commission's position on there being a substantial relationship between the Authorized Share Amendment Proposal and the Merger transaction.  The Company's shareholders are not being asked to vote on the Merger or the issuance of the Series A Preferred Stock.

The Company would like to schedule a conference call to discuss this issue with the Staff of the Commission.

In connection with responding to the comments, Exousia Advanced Materials, Inc. has authorized my firm to confirm that Exousia Advanced Materials, Inc. has acknowledged the following:

-Exousia Advanced Materials, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

-Exousia Advanced Materials, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If I can answer any questions, please call me at 713-735-8556.

Very truly yours,

/s/ Kyle Longhofer
Kyle Longhofer